UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-16674

CUSIP Number: 453096208

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Imperial Sugar Company

Full name of registrant

N/A

Former name if applicable

One Imperial Square,

P.O. Box 9

Address of principal executive office (street and number)

Sugar Land, Texas 77487

City, state and zip code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☒

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Imperial Sugar Company (the “Company”) was unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the year ended September 30, 2010 (the “Form 10-K”) by the December 14, 2010 due date. The Company is reviewing the recording of expenditures charged to repair and maintenance expense to determine if any should be recorded as capital improvements, in light of the significant costs incurred in connection with the restart of the Company’s Port Wentworth refinery. The Company expects that the Form 10-K will be filed within the period specified by Rule 12b-25(b)(ii).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

H.P. Mechler	(281)	491-9181
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pending completion of the review noted in Part III above, the Company expects to report net sales for the fiscal year ended September 30, 2010 of approximately $900 million, compared to $522.6 million in fiscal 2009 on higher sales volumes and prices. For fiscal 2010, the Company expects to report a significant increase in net income from the loss from continuing operations of $23.8 million for fiscal 2009 largely due to $278.5 million of pre-tax gains associated with settlement of insurance claims related to the February 2008 Port Wentworth accident and $8.6 million of pre-tax charges related to the refinery accident. Fiscal 2009 results include insurance recoveries of $30.4 million, $53.8 million of refinery related charges and a $16.1 million first quarter gain from a litigation settlement.

SIGNATURE

Imperial Sugar Company has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

IMPERIAL SUGAR COMPANY

Date: December 15, 2010	By:	/s/ H.P. Mechler
H.P. Mechler
Senior Vice President and Chief Financial Officer